UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

Country Style Cooking

Restaurant Chain Co., Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

22238M109

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	22238M109

1	NAMES OF REPORTING PERSONS Regal Fair Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		52,454,000[1] ordinary shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		52,454,000[1] ordinary shares

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

52,454,000[1] ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

50.2%

12	TYPE OF REPORTING PERSON

CO

 1 Regal Fair Holdings Limited is jointly owned by Ms. Li Hong and Mr. Zhang Xingqiang. Ms. Li Hong and Mr. Zhang Xingqiang are husband and wife and are both directors of Regal Fair Holdings Limited; they share voting and dispositive power over the shares held by Regal Fair Holdings Limited. 692,040 of these ordinary shares are represented by American Depositary Shares.

2

CUSIP No.	22238M109

1	NAMES OF REPORTING PERSONS Li Hong

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		52,454,000[2] ordinary shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		52,454,000[2] ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	52,454,000[2] ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	50.2%

12	TYPE OF REPORTING PERSON

	IN

 2 692,040 of these ordinary shares are represented by American Depositary Shares.

3

CUSIP No.	22238M109

1	NAMES OF REPORTING PERSONS Zhang Xingqiang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		52,454,000[3] ordinary shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		52,454,000[3] ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	52,454,000[3] ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	50.2%

12	TYPE OF REPORTING PERSON

	IN

 3 692,040 of these ordinary shares are represented by American Depositary Shares.

4

ITEM 1(a). NAME OF ISSUER:

Country Style Cooking Restaurant Chain Co., Ltd. (the “Issuer”)

ITEM 1(b). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

18-1 Guojishangwu Center, 178 Zhonghua Road, Yuzhong District, Chongqing
People’s Republic of China

ITEM 2(a). NAME OF PERSON FILING:

Regal Fair Holdings Limited (the “Record Holder”)

Li Hong

Zhang Xingqiang

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Regal Fair Holdings Limited

P.O. Box 916, Woodbourne Hall
Road Town, Tortola
British Virgin Islands

Li Hong

18-1 Guojishangwu Center

178 Zhonghua Road

Yuzhong District, Chongqing

People’s Republic of China.

Zhang Xingqiang

18-1 Guojishangwu Center

178 Zhonghua Road

Yuzhong District, Chongqing

People’s Republic of China.

ITEM 2(c). CITIZENSHIP:

The place of organization of the Record Holder is British Virgin Islands. Li Hong and Zhang Xingqiang are both PRC citizens.

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

Ordinary Shares

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ITEM 2(e). CUSIP NO.:

22238M109

ITEM 3. Not Applicable

ITEM 4. OWNERSHIP

The following information with respect to the ownership of the ordinary shares of the Issuer by each of the reporting persons is provided as of December 31, 2012:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Regal Fair Holdings Limited	52,454,000	50.2%	52,454,000	0	52,454,000	0
Li Hong	52,454,000	50.2%	0	52,454,000	0	52,454,000
Zhang Xingqiang	52,454,000	50.2%	0	52,454,000	0	52,454,000

Regal Fair Holdings Limited is the record holder of 52,454,000 ordinary shares of the Issuer. 692,040 of these ordinary shares are represented by American Depositary Shares. Regal Fair Holdings Limited is jointly owned by Ms. Li and Mr. Zhang and Ms. Li and Mr. Zhang share voting and dispositive power over the shares held by Regal Fair Holdings Limited. The Record Holder, Ms. Li and Mr. Zhang may be deemed to be a group as defined in Rule 13d-5(b) under the Securities Exchange Act of 1934, and each member of such group may be deemed to beneficially own all ordinary shares beneficially owned by other members constituting such group. Ms. Li and Mr. Zhang are husband and wife and are both directors of the Record Holder and may be deemed to beneficially own all ordinary shares of the Issuer that are directly owned by the Record Holder.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10. CERTIFICATION

Not applicable

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2013

Li Hong	/s/ Li Hong
Li Hong

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2013

Zhang Xingqiang	/s/Zhang Xingqiang
Zhang Xingqiang

8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2013

Regal Fair Holdings Limited	By:	/s/ Li Hong
		Name:	Li Hong
		Title:	Director

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LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement

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